SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

UNITEDGLOBALCOM, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

913247 50 8

(CUSIP Numbers)

Elizabeth M. Markowski
Senior Vice President
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2004

(Date of Event which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913247 50 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 318,823,928 shares(1)

(1) Includes 8,198,016 and 293,264,206 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock and Class C Common Stock, respectively, beneficially owned by the Reporting Person.

	8.	Shared Voting Power 11,999,058 shares(2), (3)

	9.	Sole Dispositive Power 318,823,928 shares(1)

	10.	Shared Dispositive Power 11,999,058 shares(2), (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,822,986 shares(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 55.0%(5)

(2) Includes 9,859,336 shares of Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class C Common Stock beneficially owned by the Reporting Person.

(3) The Reporting Person may be deemed to share beneficial ownership of 2,139,722 shares of the Issuer’s Class A Common Stock and 9,859,336 shares of the Issuer’s Class C Common Stock held by Liberty International B-L LLC with BCI International Investments, LLC.

(4) Includes 8,198,016 and 303,123,542 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock and Class C Common Stock, respectively, beneficially owned by the Reporting Person.

(5) According to information provided by the Issuer (a) at December 19, 2003 the Issuer had 105,318,785 shares of Class A Common Stock, 8,198,016 shares of Class B Common Stock and 303,123,542 shares of Class C Common Stock outstanding and (b) 169,682,097 shares of Class A Common Stock have been issued to the former stockholders of UGC Europe, Inc. in connection with the Issuer’s acquisition of all of the outstanding equity of that entity; additional shares of Class A Common Stock may be issued in connection with that transaction after the resolution of certain purported exercises of appraisal rights. Each share of the Issuer’s Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at the election of the holder without consideration. Each share of the Issuer’s Class C Common Stock is convertible into one share of the Issuer’s Class B Common Stock or Class A Common Stock at the election of the holder without consideration.  The indicated percentage has been calculated assuming that (x) all outstanding shares of the Issuer’s Class B Common Stock and Class C Common Stock, all of which shares are beneficially owned by the Reporting Person, have been converted into an equal number of shares of the Issuer’s Class A Common Stock and (y) all 15,173,898 shares of Class A Common Stock to be issued pursuant to the Reporting Person’s exercise of its contractual preemptive right, as described in this Statement, have been issued.

14.	Type of Reporting Person (See Instructions) CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 4 to

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

UNITEDGLOBALCOM, INC.

This amended statement on Schedule 13D/A (this “Amendment”) amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), with the Securities and Exchange Commission (the “Commission”) on February 26, 2002 (the “Original Statement”), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Person with the Commission on February 28, 2003 (“Amendment No. 1”), Amendment No. 2 on Schedule 13D/A filed by the Reporting Person with the Commission on August 21, 2003 (“Amendment No. 2”) and Amendment No. 3 on Schedule 13D/A filed by the Reporting Person with the Commission on November 13, 2003 (“Amendment No. 3”) and relates to the shares (the “Shares”) of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of UnitedGlobalCom, Inc., a Delaware corporation (the “Issuer” or “United”).  The Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are collectively referred to as the “Statement.”  Items 3, 4, 5 and 6 and Schedule 2 of the Statement are hereby amended as set forth below.  Capitalized terms not defined herein have the meanings given to such terms in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:
On January 5, 2004, the Reporting Person and the Stockholders consummated the

Exchange as previously disclosed.  The Reporting Person issued to the Stockholders an aggregate of 12,576,968 shares of Liberty Series A Common Stock and  paid an aggregate of approximately $12.9 million in cash in exchange for 8,198,016 shares of United Class B Common Stock, representing all of the outstanding shares of United Class B Common Stock.  All such cash was paid from the Reporting Person’s working capital.

On January 7, 2004, the Reporting Person exercised its preemptive rights pursuant to the Waiver Letter to acquire an aggregate of 15,173,898 shares of United Class A Common Stock at a purchase price of $7.6929 per share.  14,623,536 of such shares will be acquired by the Reporting Person and its wholly-owned subsidiaries and 550,362 of such shares will be acquired by Holding LLC. The Reporting Person anticipates that the consummation of this acquisition will occur on or before January 22, 2004.  If consummated on that date, (a) approximately $104.6 million of the purchase price for the shares acquired by the Reporting Person and its wholly-owned subsidiaries will be paid by means of the surrender of certain promissory notes made by a subsidiary of United to a subsidiary of the Reporting Person and the balance will be paid in cash from the Reporting Person’s working capital and (b) the purchase price for the shares acquired by Holding LLC will be paid in cash from the proceeds of capital contributions to Holding LLC by its members, including the Reporting Person, who will fund such capital contribution with cash from its working capital.  The Reporting Person may become entitled to exercise additional preemptive rights pursuant to this Waiver Letter upon the resolution of certain purported exercises of appraisal rights by former stockholders of UGCE.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

As a result of the Exchange, the Reporting Person controls the Issuer.  Each share of United Class C Common Stock votes together with shares of United Class A Common Stock and United Class B Common Stock on all matters to be voted upon by the stockholders of the Issuer, including for the election of the entire twelve-member board of directors of the Issuer. As a result of its ownership of United Common Stock following the Exchange and the exercise of preemptive rights described above, and the voting power attributable to the United Common Stock, the Reporting Person has approximately 92.1% of the combined voting power of the United Common Stock and has the ability to elect all of the members of the Issuer’s board of directors and, subject to applicable law, to otherwise generally direct the business and affairs of the Issuer, including the power to approve mergers and other extraordinary corporate transactions and amendments to the Issuer’s certificate of incorporation and bylaws.

Pursuant to the Share Exchange Agreement, prior to the consummation of the Exchange (a) Messrs. Albert Carollo and Curtis Rochelle and Ms. Tina Wildes resigned from the board of directors of the Issuer and one nominee designated by Liberty prior to the closing was appointed to serve on the board of directors.  There are currently two vacancies on the board of directors of the Issuer.  The board of directors of the Issuer will designate persons to fill such vacancies if and when appropriate candidates are identified by it, or such vacancies may be filled at a meeting of the stockholders of the Issuer.  The current chief executive officer and chairman of the board of the Issuer resigned prior to the consummation of the Exchange as chief executive officer of the Issuer, but remains as chairman of the board of the Issuer.

The information set forth in Items 3 and 6 of this Amendment is incorporated by reference into this Item 4 as if set forth in its entirety herein

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and supplemented by adding the following:

(a)                                  The Reporting Person presently beneficially owns 330,822,986 shares of United Class A Common Stock, which includes 8,198,016 and 303,123,542 shares of United Class A Common Stock issuable upon conversion of shares of United Class B Common Stock and United Class C Common Stock, respectively, beneficially owned by the Reporting Person. Of such shares of United Class A Common Stock beneficially owned by the Reporting Person, 11,999,058 shares of United Class A Common Stock are held through Holding LLC, an indirect subsidiary of the Reporting Person in which the Reporting Person owns a 79% interest, which includes 9,859,336 shares of United Class A Common Stock issuable upon conversion of shares of United Class C Common Stock held by Holding LLC.  According to information provided by the Issuer (x) at December 19, 2003 the Issuer had 105,318,785 shares of United Class A Common Stock, 8,198,016 shares of United Class B Common Stock and 303,123,542 shares of United Class C Common Stock outstanding and (y) 169,682,097 shares of Class A Common Stock have been issued to the former stockholders of UGC Europe, Inc. in connection with the Issuer’s acquisition of all of the outstanding equity of that entity; additional shares of Class A Common Stock may be issued in connection with that transaction after the resolution of certain purported exercises of appraisal rights.  Each share of United Class B Common Stock is convertible into one share of United Class A Common Stock at the election of the holder without consideration. Each share of United Class C Common Stock is convertible into one share of United Class B Common Stock or United Class A Common Stock at the election of the holder without consideration.  Each share of United Class A Common Stock has one vote per share, each share of United Class B Common Stock has ten votes per share and each share of United Class C Common Stock has ten votes per share. Accordingly, the Reporting Person beneficially owns 55.0% of the outstanding United Class A Common Stock and approximately 92.1% of the Issuer’s outstanding voting power.  The indicated percentages have been calculated assuming that (i) solely for purposes of calculating the percentage of outstanding United Class A Stock, all of the United Class B Common Stock and United Class C Common Stock, all of which is beneficially owned by the Reporting Person, has been converted to an equal number of shares of United Class A Common Stock and (ii) all 15,173,898 shares of Class A Common Stock to be issued pursuant to the Reporting Person’s exercise of its contractual preemptive right, as described in this Statement, have been issued.

Except as described on Schedule 2, which is incorporated herein, to the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of United Class A Common Stock.

(b)                                 Except as described in the Statement, the Reporting Person has sole voting and dispositive power with respect to 318,823,928 shares of United Class A Common Stock, which includes 8,198,016 and 293,264,206 shares of United Class A Common Stock issuable upon conversion of shares of United Class B Common Stock and United Class C Common Stock, respectively, beneficially owned by the Reporting Person. The Reporting Person may be deemed to have shared voting and dispositive power with Bresnan with respect to 11,999,058 shares of United Class A Common Stock, which includes 9,859,336 shares of United Class A Common Stock issuable upon conversion of shares of the United Class C Common Stock beneficially owned by the Reporting Person, pursuant to the terms of the Bresnan Stockholders’ Agreement and the Operating Agreement.

The filing of this Amendment shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the shares to which it does not have sole voting and dispositive power.

(c)                                  Except as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in shares of the Issuer during the past 60 days.

(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

Upon the consummation of the Exchange, and as previously disclosed, the Stockholders Agreement, the Standstill Agreement, a separate voting agreement among the Issuer and the Founders, and certain other agreements among the Reporting Person, the Issuer and/or the Founders terminated pursuant to their terms.  In addition, as a condition to the Exchange, the Reporting Person required that the Registration Rights Agreement between the Issuer and the Founders be terminated, except for certain provisions as the relate to a pending registration of shares by the Founders.  At the consummation of the Exchange the Reporting Person and the Issuer entered into the New Standstill Agreement.  As previously disclosed, certain preemptive rights set forth in the Standstill Agreement survived the termination of such agreement as set forth in, and modified by, the Waiver Letter.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2004

LIBERTY MEDIA CORPORATION

	By:	/s/ Elizabeth M. Markowski
Elizabeth M. Markowski
Senior Vice President

Schedule 2 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 2

The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 2.

Name	Shares and Options to Purchase Shares Beneficially Owned

Robert R. Bennett

152,082 shares of United Class A Common Stock, which includes beneficial ownership of 52,082 shares of United Class A Common Stock, which may be acquired within 60 days after January 1, 2004, pursuant to stock options.

Paul A. Gould	70,000 shares of United Class A Common Stock.

Gary S. Howard	52,082 shares of United Class A Common Stock, which may be acquired within 60 days after January 1, 2004, pursuant to stock options.

John C. Malone	172,082 shares of United Class A Common Stock, which may be acquired within 60 days after January 1, 2004, pursuant to stock options.